UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Metromile, Inc.

(Name of Issuer)

 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

591697107

(CUSIP Number)

Ajay Mehra
Chief Legal Officer
Hudson Structured Capital Management Ltd.
2187 Atlantic Street – 4th Floor
Stamford, Connecticut 06902
Telephone: (203) 975-4859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591697107

1	Names of Reporting Persons. Hudson Structured Capital Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) IA

* Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2021.

CUSIP No. 591697107

1	Names of Reporting Persons. HSCM F1 Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) CO

* Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the SEC on February 9, 2021.

CUSIP No. 591697107

1	Names of Reporting Persons. HSCM Bermuda Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) CO

* Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the SEC on February 9, 2021.

CUSIP No. 591697107

1	Names of Reporting Persons. HS Santanoni LP
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) PN

Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the SEC on February 9, 2021.

CUSIP No. 591697107

1	Names of Reporting Persons. Michael Millette
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) IN

* Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the SEC on February 9, 2021.

CUSIP No. 591697107

1	Names of Reporting Persons. Vikas Singhal
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,273,027
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,273,027
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,027
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13	Percent of Class Represented by Amount in Row (11) 5.74%*
14	Type of Reporting Person (See Instructions) IN

*
Calculated based on the 126,727,494 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the SEC on February 9, 2021.

Item 1. Security and Issuer
This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Metromile, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 425 Market Street #700 San Francisco, CA 94105. On February 9, 2021 (the “Closing Date”), the Issuer, originally known as INSU Acquisition Corp. II, consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger and Reorganization, dated November 24, 2020, as amended on January 21, 2021 and February 8, 2021 (the “Merger Agreement”), by and among the Issuer, INSU II Merger Sub Corp., a Delaware corporation and direct wholly owned subsidiary of the Issuer (“Merger Sub”) and Metromile Operating Company (formerly known as MetroMile, Inc.), a Delaware corporation (“Legacy Metromile”). Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and Legacy Metromile was effected through the merger of Merger Sub with and into Legacy Metromile, with Legacy Metromile continuing as the surviving entity and a wholly owned direct subsidiary of the Issuer (the “Business Combination”). The Issuer changed its name from INSU Acquisition Corp. II to Metromile, Inc. on the Closing Date. The Issuer’s Common Shares are listed on the Nasdaq Capital Market under the Symbol “MILE”.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Hudson Structured Capital Management Ltd. (“HSCM”), HSCM F1 Master Fund Ltd. (“HSF1”), HSCM Bermuda Fund Ltd. (“Fund One”), HS Santanoni LP (“Fund Two”), Michael Millette (“Mr. Millette”) and Vikas Singhal (“Mr. Singhal”) (collectively, the “Reporting Persons”).
(b) — (c), (f) HSCM, a corporation organized under the laws of Bermuda and an investment adviser registered under the Investment Advisers Act of 1940, as amended, manages each of Fund One and Fund Two. HSCM has its principal offices at c/o Hudson Structured Capital Management Ltd., 2187 Atlantic Street – 4th Floor, Stamford, Connecticut 06902.
HSF1 is a corporation organized under the laws of Bermuda. Fund One has its principal offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
Fund One is a corporation organized under the laws of Bermuda. Fund One has its principal offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
Fund Two is a partnership organized under the laws of Bermuda. Fund Two has its principal offices at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
The directors and executive officers of HSCM, HSF1, Fund One and Fund Two (which includes Mr. Millette and Mr. Singhal) are set forth on Schedules I, II, III and IV, respectively, attached hereto. Schedules I, II, III and IV set forth the following information with respect to each such person:
(i) name;
(ii) business address;
(iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.
(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Millette and Mr. Singhal are both citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Upon the Closing of the Business Combination, pursuant to the terms of the Merger Agreement, the Reporting Persons exchanged all securities of Legacy Metromile held by the Reporting Persons for an aggregate 3,273,027 Common Shares of the Issuer, with (i) Fund One receiving 2,395,647 Common Shares, (ii) Fund Two receiving 871,220 Common Shares and (iii) HSF1 receiving 6,160 Common Shares (such Common Shares, collectively, the “Merger Shares”). In addition, pursuant to the terms of the Merger Agreement, if at any time during the 24 months following the Closing the closing share price of the Common Shares is greater than $15.00 over any 20 trading days within any 30 trading day period, then (i) Fund One will be entitled to receive an additional 284,809 Common Shares, (ii) Fund Two will be entitled to receive an additional 103,576 Common Shares, and (iii) HSF1 will be entitled to receive an additional 734 Common Shares (such Common Shares, collectively, the “Additional Shares”).
Concurrently with the Closing of the Merger, Fund One and Fund Two each purchased 1,908,000 Common Shares and 2,092,000 Common Shares, respectively (such Common Shares, collectively, the “Subscription Shares”), for $10.00 per share and an aggregate purchase price of $40,000,000, pursuant to certain subscription agreements, dated as of November 24, 2020, among the Issuer and each of Fund One and Fund Two. The foregoing description of the subscription agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the subscription agreement, filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 11, 2021.
Item 4. Purpose of Transaction
This statement relates to the acquisition of Common Shares by the Reporting Persons. The Common Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Common Shares or otherwise, they may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.
Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)—(b) The Reporting Persons beneficially own 7,273,027 Common Shares, representing approximately 5.74% of the Issuer’s 126,727,494 Common Shares issued and outstanding as of February 9, 2021, as reported in the Issuer’s Form S-1 Registration Statement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2021.
Item 3 is hereby incorporated by reference herein. The Reporting Persons’ total beneficial ownership of 7,273,027 Common Shares as reflected herein equals the sum of (1) the Merger Shares and (2) the Subscription Shares. The Reporting Persons’ acquisition of the Additional Shares is subject to a condition outside of their control and such shares are therefore not beneficially owned under Rule 13d-1 of the Act.
(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Common Shares.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Singhal, an employee and partner of HSCM, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Mr. Singhal may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an arrangement with the Reporting Persons, Mr. Singhal is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons or their designees.
Registration Rights Agreement
Pursuant to the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) on February 9, 2021, entered into between the Issuer and, among other stockholders, the Reporting Persons, the Issuer agreed that, within 15 business days after the Closing, the Issuer would file with the SEC (at its sole cost and expense) a registration statement registering the resale of such registrable securities, and to use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. Certain of such stockholders, including the Reporting Persons, have been granted demand underwritten offering registration rights and all of such stockholders, including the Reporting Persons, will be granted piggyback registration rights. The Registration Rights Agreement will terminate upon the earlier of (a) ten years following the Closing or (b) the date as of which the stockholders party thereto cease to hold any Registrable Securities (as defined therein). The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 11, 2021.
Subscription Agreements
On February 9, 2021, Fund One and Fund Two purchased 1,908,000 Common Shares and 2,092,000 Common Shares, respectively, for $10.00 per share and an aggregate purchase price of $40,000,000, pursuant to certain subscription agreements, each dated as of November 24, 2020, among the Issuer and each of Fund One and Fund Two. The foregoing description of the subscription agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the subscription agreement filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 11, 2021.
Lock-Up Agreement
Concurrently with the execution and delivery of the Merger Agreement, the Issuer and certain Legacy Metromile stockholders, including the Reporting Persons, entered into a lock-up agreement (the “Lock-Up Agreement”) providing for certain restrictions on transfer applicable to the Common Shares issued in connection with the Merger, including the Merger Shares held by the Reporting Persons. Generally, the Lock-Up Agreement prohibits, until the six month anniversary of the Closing of the Merger, the Legacy Metromile stockholders from (i) selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase or otherwise disposing of or agreeing to dispose of, directly or indirectly, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Act, and the rules and regulations of the SEC promulgated thereunder with respect to the merger consideration, (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of merger consideration, whether any such transaction is to be settled by delivery of merger consideration or other securities, in cash or otherwise, or (iii) publicly announcing any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii), subject to certain limited exceptions set forth in the Lock-Up Agreement. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on November 24, 2020.
Item 7. Material to Be Filed as Exhibits
Exhibit	Description
99.1	Joint Filing Agreement among Hudson Structured Capital Management, Ltd., HSCM F1 Master Fund Ltd., HSCM Bermuda Fund Ltd., HS Santanoni LP, Michael Millette and Vikas Singhal
99.2
Amended and Restated Registration Rights Agreement, dated February 9, 2021, by and among the Issuer and certain stockholders of the Issuer, including the Reporting Persons (incorporated by reference to Exhibit 4.1 from the Current Report on Form 8-K filed by the Issuer on February 11, 2021)

99.3	Form of Subscription Agreement, dated as of November 24, 2020 (incorporated by reference to Exhibit 10.2 from the Current Report on Form 8-K filed by the Issuer on February 11, 2021)
99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on November 24, 2020)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 19 , 2021	HUDSON STRUCTURED CAPITAL MANAGEMENT LTD.

By:  /s/ Michael Millette
Name: Michael Millette
Title:  Managing Partner

HSCM F1 MASTER FUND LTD.

By:  /s/ Michael Millette
Name: Michael Millette
Title:  Managing Partner

HSCM BERMUDA FUND LTD.

By:  /s/ Michael Millette
Name: Michael Millette
Title:  Managing Partner

HS SANTANONI LP

By:  /s/ Michael Millette
Name: Michael Millette
Title:  Managing Partner

/s/ Michael Millette
MICHAEL MILLETTE

/s/ Vikas Singhal
VIKAS SINGHAL

SCHEDULE I
The names and present principal occupations of each of the executive officers and directors of Hudson Structured Capital Management Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of c/o Hudson Structured Capital Management Ltd., 2187 Atlantic Street – 4th Floor, Stamford, Connecticut 06902.
Name	Position with Reporting Person	Principal Occupation
Michael Millette	Founder, Managing Partner	Managing Partner, Hudson Structured Capital Management Ltd.
Vikas Singhal	Partner	Partner, Hudson Structured Capital Management Ltd.
Edouard von Herberstein	Partner, Chief Underwriting Officer	Partner, Hudson Structured Capital Management Ltd.
Rachel Bardon	Partner, Chief Actuary	Partner, Hudson Structured Capital Management Ltd.
David Andrews	Founder, Managing Partner	Managing Partner, Hudson Structured Capital Management Ltd.
Ajay Mehra	Partner, Chief Legal Officer	Partner & Chief Legal Officer, Hudson Structured Capital Management Ltd.
Jeff Sangster	Partner, Chief Financial Officer & Head of Strategy	Partner & Chief Financial Officer Head of Strategy, Hudson Structured Capital Management Ltd.

SCHEDULE II
The business and operations of HSCM F1 Master Fund Ltd. are managed by its executive officers and directors and those of Hudson Structured Capital Management Ltd. set forth on Schedule I attached hereto.

SCHEDULE III
The business and operations of HSCM Bermuda Fund Ltd. are managed by its Board of Directors and as may be delegated to Hudson Structured Capital Management Ltd. by virtue of an investment management agreement and, therefore, by the executive officers and directors of Hudson Structured Capital Management Ltd. as set forth on Schedule I attached hereto.

SCHEDULE IV
The business and operations of HS Santanoni LP are managed by the executive officers and directors of its general partner, HSCM Bermuda Santanoni GP LLC, and as may be delegated to Hudson Structured Capital Management Ltd. by virtue of an investment management agreement and, therefore, by the executive officers and directors of Hudson Structured Capital Management Ltd. as set forth on Schedule I attached hereto.